David P. Valenti (512) 236-2374 (Direct Dial) (512) 391-2152 (Direct Fax) dvalenti@jw.com

April 27, 2007

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7010

Attention: Brigitte Lippmann

Re:	Liberty Renewable Fuels, LLC

Amendment Number 2 to Registration Statement on Form S-1

Filed April 26, 2007

File Number 333-140098

Ladies and Gentlemen:

We are writing on behalf of our client, Liberty Renewable Fuels, LLC, in response to the Staff’s comment letter dated April 12, 2007. For purposes of convenience, we have repeated the Staff’s comments and set forth Liberty Renewable Fuels’ responses below the comment to which they relate:

Important Notices to Investors, page 13

1.	We note your response to comment 23 in our letter dated February 15, 2007. Please revise your prospectus so that you disclosure clarifies the points raised in your response.

Liberty Response:

Liberty has revised the prospectus on page 13 to clarify that, consistent with its response to your comment 23, the information it will provide in response to questions from potential investors is clarification of information contained in the prospectus.

Prospectus Cover Page

2.	We note your response to comment 9 in our letter dated February 15, 2007. We reissue this comment.

United States Securities

and Exchange Commission

April 27, 2007

Liberty Response:

Per our discussion with the SEC Staff, we have added to the top of the cover page a statement of the minimum amount of investment necessary to be raised in order to break escrow.

Terms of Membership, page 9

3.	Please clarify the votes that the Class B is entitled to by law.

Liberty Response:

The prospectus has been amended on page 9 to state that the Class B has no voting rights on any matter as a matter of law.

GreenStone or any other lender with whom an investor finances his purchase…, page 17

4.	We note you response to comment 25 of our letter dated February 15, 2007. Please revise to provide a detailed legal analysis from your counsel or a confirmation of your analysis by counsel.

Liberty Counsel Response:

As counsel to Liberty, we have reviewed and concur with the analysis below which was also contained in Liberty’s prior response letter to the SEC dated March 13, 2007.

Liberty Response:

Liberty has acknowledged to us, and has authorized us to communicate to the Staff, Liberty’s acknowledgement, that Liberty does not consider GreenStone to be a broker, dealer, underwriter, placement agent or promoter with respect to the offer or sale of Liberty’s units because Liberty understands that GreenStone has not been, and will not be, in the business of effecting transactions in securities for the accounts of others, and GreenStone will not purchase any security from, or offer or sell any security for Liberty. Their participation in the offering of securities is limited to offering financing for the purchase of our units by prospective investors and not part of a general business of effecting securities transactions. GreenStone has not received, and will not receive, any compensation or commissions based, directly or indirectly, upon the sale of the Units, and will not distribute Liberty’s prospectus or any other materials regarding the terms of the offering of Liberty’s

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and Exchange Commission

April 27, 2007

units. GreenStone will merely make financing available for prospective investors who already desire to purchase Liberty’s units and approach GreenStone for such financing.

Management’s Discussion and Analysis and Plan of Operation, page 43

5.	Please revise to provide more detail concerning the disputes with your founders. In addition, please also update your disclosures, including in your section on Legal Proceedings, if there have been any further developments concerning this matter.

Liberty Response:

The discussion has been revised to provide greater detail concerning the disputes between the founders of Liberty Michigan. In addition, the prospectus, including the Legal Proceedings section on page 43 and the Description of the Business on page 67, has been updated to describe the current status of the settlement.

Executive Compensation, page 90

6.	Please discuss how the relative amounts in the column “Unit Awards” in your summary compensation table were considered in setting the compensation for the executive officers. We note the differences between the amounts reported for your CEO as compared to the other officers.

Liberty Response:

Additional discussion has been added immediately following the summary compensation table on page 92 of the prospectus describing the considerations that Liberty made in setting the compensation for the executive officers.

Federal Income Tax Consequences of Owning Our Units, page 114

Partnership Status, page 115

7.	We note your response to comment 44 in our letter dated February 15, 2007. However, the current disclosure regarding the tax consequences of the transaction to investors still does not provide a firm opinion. Please clarify in this section that counsel has opined that Liberty Renewable Fuels LLC will be treated as a partnership for federal tax purposes and will not be required to pay federal income tax.

United States Securities

and Exchange Commission

April 27, 2007

Liberty Response:

The section regarding Federal Income Tax Consequences has been revised on page 115 of the prospectus to provide a firm opinion that Liberty will be treated as a partnership for federal tax purposes and will not be required to pay income tax.

Available Information, page 125

8.	We note your response to comment 46 in our letter dated February 15, 2007. However, please delete the sentence in the middle of the first paragraph stating that descriptions “shall be deemed qualified in their entirety by such references.”

Liberty Response:

Per our discussion with the SEC Staff, we have revised the language to remove the language that such statements are “qualified in their entirety by such references” and to state that “Reference is made to each such exhibit for a more complete description of the matters involved in such statements.”

Exhibits

9.	Please file the legal and tax opinions.

Liberty Response:

The legal and tax opinions have been filed as Exhibits 5.1 and 8.1 to Amendment Number 2.

Please feel free to contact the undersigned at (512) 236-2374 or Steven R. Jacobs at (210) 978-7727, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/ David P. Valenti

David P. Valenti

DPV